Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of August, 2009
(Commission File No. 000-24876)

TELUS CORPORATION
(Translation of registrant's name into English)

21st Floor, 3777 Kingsway
Burnaby, British Columbia V5H 3Z7
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

This Form 6-K consists of the following:
News Release

August 13, 2009

TELUS Files Shelf Prospectus

Vancouver, B. C. – TELUS Corporation today filed a preliminary short form base shelf prospectus and a registration statement with securities regulators in Canada and the United States, respectively.  This will enable TELUS to offer and issue up to Cdn$4 billion of debt, equity and/or warrants from time to time during the 25-month period after the shelf prospectus becomes final and the registration statement becomes effective. The shelf prospectus and registration statement, upon becoming final, will replace TELUS' existing shelf prospectus and registration statement that expire on September 30, 2009.

The preliminary shelf prospectus will not become final until a final shelf prospectus is filed with securities regulatory authorities in Canada and a receipt obtained. A registration statement relating to these securities has been filed with the Securities and Exchange Commission ("SEC") but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the receipt for the final prospectus is obtained in Canada and the registration statement becomes effective.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

TELUS has no immediate intention to offer securities pursuant to the shelf prospectus or registration statement.

A copy of the preliminary shelf prospectus will be available on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) or may be obtained on request from the contacts listed below.

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $9.7 billion of annual revenue and 11.8 million customer connections including 6.3 million wireless subscribers, 4.1 million wireline network access lines, 1.2 million Internet subscribers and more than 100,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including data, Internet protocol (IP), voice, entertainment and video.

Forward Looking Statements
This news release contains forward looking statements. Forward looking statements are not based on historical facts, but rather on current expectations, Company assumptions and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Company assumptions and risk factors are listed from time to time in TELUS' reports, public disclosure documents including Management's discussion and analysis, Annual Information Form, and in other filings with securities regulatory authorities in Canada and the United States.

For more information, please contact:
Robert Mitchell
TELUS Investor Relations
416-279-3219
ir@telus.com

Shawn Hall
TELUS Media Relations
(604) 619-7913
shawn.hall@telus.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 17, 2009

TELUS CORPORATION

By:	/s/ Audrey T. Ho
	Name:	Audrey T. Ho
	Title:	Senior Vice President,
Chief General Counsel and Corporate Secretary